Exhibit 99.28

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three months ended March 31, 2010 and 2009

General

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three months ended March 31, 2010 and 2009 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and the annual audited consolidated financial statements and MD&A for the year ended December 31, 2009. This MD&A has taken into account information available up to and including May 5, 2010. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore Gold is a growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly-owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. These mines will form a strong base of operations to support future production growth. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and is drifting from Timmins Mine to the adjacent Thunder Creek property. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Bell Creek Mill has been refurbished to a capacity of 1,500 tonnes per day with plans in place to expand the Mill incrementally to 3,000 tonnes per day. The Company continues to invest aggressively on exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. Lake Shore Gold is well financed with $104.1 million of cash and cash equivalents as at March 31, 2010. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected activities, including development, production and exploration, are all forward-looking statements. As well, statements about the sufficiency of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

HIGHLIGHTS

Shaft Change-Over to Production Setup at Timmins Mine advancing on schedule and on budget

During the first quarter of 2010, the Company completed sinking the shaft to the 710 metre level. Excavation of the loading pocket and bins was also completed by the end of March. Installation of the loading pocket steel, hoist upgrades and surface dump infrastructure has advanced well and is on track for completion by early May, at which time the shaft can be commissioned. Commissioning of the shaft will enable initial skipping of waste to begin by mid May.

Thunder Creek advanced exploration program continues on schedule and budget

In November 2009, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development of high-grade mineralization and to support an underground drilling program. As of May 5, 2010, the drift from the 200 Level at Timmins Mine had advanced approximately 850 metres (approximately 75% complete) towards Thunder Creek, while the 650 Level drift had progressed 280 metres (approximately 35% complete). Development of the 650 Level Thunder Creek drift was temporarily suspended to allow work on the Timmins Mine shaft and will resume during May after the completion of the shaft change-over. The 200 Level drift is expected to reach mineralization at the 295 Level at Thunder Creek, around the location of Hole TC07-36 (24.61 gpt over 7.00 metres), by the end of June, and the 650 Level drift is expected to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres), by the end of the third quarter of 2010. Initial definition drilling commenced from the 200 Level access drift in mid-April, with a program of narrower-spaced detailed definition drilling to commence from both the 200 Level and 650 Level drifts as they approach the Thunder Creek mineralization in support of development and infrastructure work.

Bell Creek Mill achieving target recoveries, further expansion planned by end of 2010

The mill processed a total of 34,733 tonnes at a grade of 2.0 gpt during the first quarter, primarily from the lower grade upper level stopes at the Timmins Mine and to a lesser extent from advanced exploration activities at Bell Creek. A total of 2,154 ounces at a recovery rate of 96.5% was achieved. Production from the Timmins Mine will increase significantly by the end of the second quarter with the completion of the shaft change over and commencement of preproduction with commercial production targeted for later in the year.

A Phase One detailed engineering study to expand the milling capacity to 2,000 tonnes per day was implemented during March. Installation of the equipment for the Phase One expansion, which primarily includes equipment to increase grinding capacity, will begin during the summer of 2010 and is scheduled for completion during the fourth quarter of 2010.

Bell Creek Mine shaft and workings de-watered, ramp accesses mine workings,

In May 2009, the Company commenced an advanced exploration program at its 100% owned Bell Creek Complex. The program involved de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a ramp at Bell Creek to connect to the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel. As of May 5, 2010, the Bell Creek shaft and workings from previous mining had been de-watered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. Slashing of the original shaft ramp from the 240 to the 300 level was initiated during March 2010. The main ramp from surface at Bell Creek has advanced a total of 1,400 metres, to a vertical depth of 210 metres, and has accessed mine workings at Bell Creek at the 210 metre level. This main ramp will connect with the 240 shaft ramp by late May, providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 level was completed during the quarter and includes a raisebore program beginning June 1, 2010.

Exploration success in support of future production growth

On January 18, 2010, the Company reported drill results for the 100% owned Bell Creek Complex (including the Bell Creek, Vogel and Schumacher properties) including reporting of new intersections that expanded the large new gold system at Bell Creek to a depth below 1,300 metres down plunge and by 70 metres to the west.

On January 26, 2010, drill results were released for Thunder Creek, which both extended the mineralization by 110 metres down plunge and confirmed the presence of a high-grade core to the mineralization near the 650 Level. In addition, a new zone was discovered located 65 m south and to the footwall of the Porphyry Zone. The new zone is related to a separate porphyry lens which appears to be trending more westerly than other zones discovered to date. On February 18, 2010, the Company announced that Hole TM08-178f had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept, highlighting the potential to significantly extend the Thunder Creek mineralization at depth.

On February 16, 2010, the Company announced encouraging exploration results on its Casa Berardi optioned property, where it is earning a 50% interest from Aurizon Mines Ltd. Significant drilling results on the East Block included 2.33 gpt over 7.30 metres, which tested the east portion of the G Zone at a depth of 280 metres and 45 metres below the previously reported value of 8.58 gpt over 10.40 metres. Drilling on the West Block included 3.44 gpt over 3.91 metres at a vertical depth of 375 metres below surface.

On February 17, 2010, results for 5,555 metres of underground drilling in the Timmins Mine were released. In addition, the Company announced that updated modeling and estimation of indicated resources near the 650 Level using results of all diamond drill holes assayed to that date showed a larger indicated resource for the Ultramafic and Upper Footwall zones in the test block area of 335,005 tonnes grading 8.07 gpt (86,969 ounces) compared to the original resource of 263,136 tonnes grading 9.30 gpt (78,710 ounces).

On February 18, 2010, results from surface drilling at Timmins Mine extended mineralization within a newly emerging fold nose by 130 metres down plunge and 100 metres to the west of the previous limit for drilling on the property, suggesting that significant potential exists to add new resources at Timmins Mine.

On February 10, 2009, the company commenced drilling at the Thorne property (acquired as part of the transaction with West Timmins Mining Inc. in late 2009). The program is being conducted with three surface drills and is designed to test the Gold River Trend, an east - west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin.

Subsequent to quarter end, on April 26, 2010, the Company released results from 44 holes totaling 7,627 metres of underground drilling at Timmins Mine, representing the final 13 holes (3,627 m) of the 2009 program and 31 holes (3,945 m) from the ongoing 2010 program. Results indicate that the programs were successful in identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model, and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

On May 4, 2010, initial results from the 2010 drill program at the Thorne Property along the Gold River Trend included extension of the North Porphyry Zone in the Gold River East area by 120 m to depth (to 520 m) and of the 4800 Zone by 125 m downplunge, as well as reporting multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

On March 31, 2010, the Company signed a letter of intent with Northern Superior Resources Inc. (“Northern Superior”), a related party to the Company by virtue of certain common directors, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior, for 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants. The Company will receive an assignable 2% Net Smelter Royalty (“NSR”) on all minerals produced from the property. The transaction is subject to approval of shareholders of Northern Superior.

Well Funded to Support Growth

At March 31, 2010, Lake Shore Gold had cash and cash equivalents of $104.1 million.

On February 16, 2010, the Company completed the second tranche of a flow through financing, for gross proceeds of $7.6 million (the first tranche for gross proceeds of $8.0 million was closed in the fourth quarter of 2009).

Project spending in the first quarter of 2010, including exploration expenditures of $4.2 million, totaled $33.8 million. The Company expects its expenditures in 2010 to be in line with the previously announced forecast of $115.0 million of project spending (before net proceeds from anticipated gold sales), with an additional $31.0 million estimated for exploration spending.

OUTLOOK

The year 2010 is expected to be an important year for Lake Shore Gold as it progresses towards commercial gold production. During the year, the Company expects to produce approximately 50,000 ounces at the Timmins Mine, with an additional 15,000 ounces expected to come from the Thunder Creek and Bell Creek advanced exploration projects. Production is expected to be heavily weighted to the second half of the year, with the changeover of the Timmins Mine shaft expected to be completed in early May. Once the shaft changeover is complete the Company will commence pre-production from the Timmins Mine shaft, including ramping and establishing sub-levels from the 525 Level to the 710 Level with ore development on sills. Commercial production is targeted for the fourth quarter of the year. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces from all sources with further production growth throughout 2011.

The Company is working toward preparing National Instrument (“NI”) 43-101 compliant resource estimates for both Bell Creek (expected by the end of 2010) and Thunder Creek (targeted for the first half of 2011), with plans for increased underground waste development, diamond drilling and infrastructure planning in support of the preparation of these resources. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Bell Creek and Thunder Creek. The Company has also undertaken an evaluation of the Bell Creek project to define the resources and design a mine plan to reflect a larger scale project than initially envisioned, including the potential to develop a new shaft to depth.

Work at Thunder Creek continues to advance on schedule towards high-grade mineralization at the 295 Level (from the 200 Level drift at Timmins Mine), which is expected to be reached by the end of June 2010. Drifting will recommence from the 650 Level drift at Timmins Mine in mid-May towards mineralization at the 680 Level at Thunder Creek, which is expected to be reached by the end of the third quarter of 2010. At Bell Creek, refurbishing of the mine workings will be completed and the ramp driven to the 400 metre level by year end, with sill development from below the 300 metre level on the “North A” vein scheduled to commence in the fourth quarter.

Exploration spending in 2010 is estimated at $31.0 million, largely focused on the Company’s three core projects in Timmins (Timmins Mine, Thunder Creek and Bell Creek Complex). Project spending in 2010, excluding exploration, is forecasted at $115.0 million (before net proceeds from anticipated gold sales).

Three months ended
Project and Exploration Spending ($’000)	March 31, 2010*
Resource property and deferred exploration
Timmins Mine	$15,283
Bell Creek Mill	3,001
Bell Creek mine and exploration properties	6,934
Thunder Creek (including advanced exploration)	2,342
Casa Berardi	484
Other projects	832
$28,878
Property, plant and equipment
Timmins Mine	3,145
Bell Creek Mill	65
Bell Creek Mine	1,674
$4,884

Project and Exploration Spending	$33,762

Q1 2010 gold sales related to 2010 activities	(1,150)

Net Project and Exploration Spending	$32,612

*  Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first quarter of 2010 ($3.6 million), noncash charges of $1.3 million for resource property and deferred exploration and net $3.1 million for property, plant and equipment and changes in working capital.

PROPERTY DEVELOPMENTS

DEFERRED EXPLORATION EXPENDITURES

Exploration expenditures for the first quarter of 2010 totaled $4.2 million and included $0.9 million at the Timmins Mine project, $0.8 million at Thunder Creek, $1.3 million at Bell Creek Complex, $0.5 million at Casa Berardi and the remainder at other projects.

BELL CREEK MILL

Spending at the Bell Creek Mill in the first quarter of 2010 totaled $3.0 million, including capitalized processing costs.

The mill processed a total of 34,733 tonnes at a grade of 2.0 gpt during the first quarter, primarily from the lower grade upper level stopes at the Timmins Mine and to a lesser extent from advanced exploration activities at Bell Creek. A total of 2,154 ounces at a recovery rate of 96.5% was achieved. Production from the Timmins Mine will increase significantly by the end of the second quarter with the completion of the shaft change over and commencement of pre- production development and the attainment of commercial production during the fourth quarter of 2010.

Major projects during the first quarter of 2010 included the construction of a new surface settling pond as well as upgrading of the Effluent Treatment Plant. In addition, the SO2 cyanide destruction plant was completed and commissioned.

A Phase One detailed engineering study to expand the milling capacity to 2,000 tonnes per day (“tpd”) was implemented during March. The sourcing of the required equipment to complete this expansion was initiated including the procurement of a ball mill of adequate capacity to allow for an ultimate Phase Two expansion to 3,000 tpd later in 2011. Installation of the equipment for the Phase One expansion, which primarily includes equipment to increase grinding capacity, will begin during the summer of 2010 and is scheduled for completion during the fourth quarter of 2010.

TIMMINS MINE PROJECT

During the first quarter of 2010, the Company incurred $18.4 million of expenditures on the Timmins Mine project, including advanced exploration, ramp development and exploration drilling expenditures.

ADVANCED EXPLORATION PROGRAM

The Company is carrying out an advanced exploration program for delineation of bulk sampling of the Footwall, Ultramafic and Main Zones of the property, along with supporting an underground diamond drilling program to both expand the currently identified probable reserve and identify new resources. During the first quarter of 2010, the Company’s advanced exploration expenditures at Timmins Mine project (including shaft and ramp expenditures) totaled $17.5 million, of which $3.2 million was for property, plant and equipment.

The Company completed sinking the shaft to the 710 metre level during the quarter, with excavation of the loading pocket and bins being completed by the end of March. Installation of the loading pocket steel, hoist upgrades and surface dump infrastructure was well advanced during the quarter and is on track for completion by early May, at which time the shaft can be commissioned. Commissioning of the shaft will enable initial skipping of waste to begin by mid May. Once the shaft changeover is complete the Company will commence pre-production from the Timmins shaft, including ramping and establishing sub-levels from the 525 Level to the 710 Level with ore development on sills. Commercial production is targeted for the fourth quarter of the year.

By March 31, 2010, the ramp from surface had reached the 250 metre level, and a total of 32,251 tonnes were mined from the low grade stopes between the 140 and 200 metre levels during the quarter. As of May 5, 2010, the ramp had reached the 260 metre level access at the Timmins Mine.

Timmins Mine Underground

Underground drilling at the Timmins Mine was carried out on both the upper and lower portions of the mine, with drilling on the upper levels being targeted towards the Main zone between the 180 and 200 levels, and drilling on the lower levels targeted towards the Ultramafic and Upper Footwall Zones near the 650 level. Results were announced on February 17, 2010, and include assays from 50 holes and 5,555 metres completed between the 525 and 650 Levels. The overall widths and grades of mineralization intersected was found to be consistent with previous surface and underground drilling, with the best results including intersections of 16.03 gpt over 25 metres in 650-043, and 12.01 gpt over 24.5 metres and 43.28 gpt over 14 metres in hole 650-045.

Updated modeling and estimation of resources in a 50 metre test block near the 650 Level using results of holes assayed subsequent to the publication of the NI 43-101 Technical Report in October 2009 indicated an updated resource for the Ultramafic and Upper Footwall zones of 335,005 tonnes grading 8.07 gpt (86,969 ounces) compared to the original resource of 263,136 tonnes grading 9.30 gpt (78,710 ounces). The new estimation was conducted using inverse distance block modeling with application of a 95 gpt capping factor, which represents the 99th percentile of all gold assays in the zone. The increased tonnage and ounces for the new estimation is the result of reducing cutoff grades and assuming more of a bulk approach for mining of the Ultramafic Zone compared to the estimates in the NI-43-101 report, as well as the use of more rigorous estimation methods. In addition, a higher-grade core was identified within the test block containing an estimated 132,546 tonnes grading 10.53 gpt (44,881 ounces).

Subsequent to quarter end, on April 26, 2010, the Company released results from 44 holes totaling 7,627 metres of underground drilling at Timmins Mine, representing the final 13 holes (3,627 m) of the 2009 program and 31 holes (3,945 m) from the ongoing 2010 program. Results indicate that the programs were successful in identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model, and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

Timmins Mine Surface

Surface drilling at the Timmins mine was conducted mainly to test the down plunge extension of the Timmins mine resource below the 1,200 metre level. The latest results were announced on February 18, 2010, and include assays from 1 hole (1,572 metres) and 9 wedge holes ( 6,382 metres). The most significant results were from TG08-178f, which intersected 8.11 gpt over 6.0 metres, including 15.92 gpt over 2.5 metres, approximately 130 metres downplunge of the previously defined Timmins Mine mineralization at a 1,330 metre vertical depth. TG08-178f is interpreted to have passed through the top of a recently identified fold nose located to the north of the main or South ultramafic fold nose which controls the bulk of the mineralization at the Timmins Mine.

TG09-181 passed 100 metres west of previous drilling and approximately 70 metres above TG08-178f and the recently identified North fold nose, but returned an intersection of 7.71 gpt over 2.20 metres, including 13.15 gpt over 1.10 metres and 7.54 gpt over 1.95 metres within the main or South ultramafic fold nose. This intersection occurred in altered proxenite with quartz- tourmaline veining and 5-10% sulphides (Ultramafic Zone style mineralization). The development of multiple plunging fold structures that host mineralization as illustrated by the North and South folds present a structurally complex setting favorable for gold mineralization that remains open down plunge.

TG08-178f was extended below the Timmins Mine to test the projection of the Thunder Creek Rusk Horizon. The hole intersected an 18 metre interval of moderately sheared and hydrothermally altered ultramafic rock at the same contact with sedimentary rocks which correlates with the Rusk Zone Horizon. The Rusk Horizon was intersected 1,700 metres vertically below surface and 700 metres vertically below the last known intersection in previously released Hole TC09-73.

THUNDER CREEK

In November 2009, following the acquisition of the 40% of Thunder Creek not already owned by Lake Shore Gold, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development on high-grade mineralization and to support an underground drilling program. For the first quarter of 2010, the Company spent $1.6 million on advanced exploration.

As of May 5, 2010, the drift from the 200 Level at Timmins Mine had advanced approximately 850 metres (approximately 75% complete) towards Thunder Creek. Development of the 650 Level drift at Timmins Mine, which was temporarily suspended to allow work on the Timmins Mine shaft changeover to be completed, will resume in May. The drift has currently progressed 280 metres (approximately 35% complete). The 200 Level drift is expected to reach mineralization at the 295 Level at Thunder Creek, around the location of Hole TC07-36 (24.61 gpt over 7.00 metres), by the end of June, while the 650 Level drift is expected to access a high-grade core of mineralization at the 680 Level near Hole TC09-68b (12.75 gpt. over 83.40 metres), by the end of the third quarter of 2010. Initial definition drilling commenced from the 200 Level access drift in mid-April, with a program of narrower-spaced detailed definition drilling to commence from both the 200 Level and 650 Level drifts as they approach the Thunder Creek mineralization in support of development and infrastructure work.

The latest surface drilling at Thunder Creek was designed to test for extensions of previously defined mineralization in TC09-68B below the 650 metre level, test up-plunge of TC09-68 B and to provide some broad scale preliminary information about the geologic setting to the southwest of the Thunder Creek deposit. The latest results were announced on January 26, 2010, and included assays from 7 holes and 11 wedge holes (12,883 metres).

TC09-080, which targeted the 110 metres downplunge of TC09-68B, intersected 13.45 gpt over 6.40 m, including 64.69 gpt over 1.20 m and 6.89 gpt over 7.65 m within a 95 m wide zone of typical alteration from the Rusk and Porphyry zones. TC09-69b, which was targeted 50 m above TC09-69, and up plunge of TC09-68B, intersected 11.24 gpt over 18.35 m, including 17.17 gpt over 10.50 m or 31.67 gpt over 4.30 m, followed by 12.88 gpt over 8.85 m. The results of these two holes plus several others completed in the latest program confirm the presence of a highgrade core to the mineralization near the 650 m level and its extension to depth.

TC09-79 tested the area 70 metres west of TC09-73c and intersected 4.75 gpt over 1.15 m in the Porphyry Zone as well as 7.69 gpt over 1.90 m, including 22.00 gpt over 0.50 m and 7.30 gpt over 0.50 m in a new zone located 65 m south and to the footwall of the Porphyry Zone. The new zone is related to a separate porphyry lens which appears to be trending more westerly than other zones discovered to date. The orientation of the new zone suggests a possible connection to a major east-west shear located approximately 200 m to the south. The area between TC09-79 and the east-west shear remains largely untested below the 650 m level.

On February 18, 2010, the Company announced that Hole TM08-178f at Timmins Mine had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept, highlighting the potential to significantly extend the Thunder Creek mineralization at depth.

THORNE PROPERTY

On February 10, 2010 the Company commenced drilling at the Thorne property. The program is being conducted with three surface drills and is designed to test the Gold River Trend, an east - west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin.

The majority of known mineralization defined to date is related to three main areas: North Porphyry, Gold River East and Gold River West where multiple lenses of higher grade mineralization occur in close proximity to each other. The 2010 drill program will consist of approximately 20,000 metres and be directed mainly towards extending the Gold River East and West zones to depth and along strike.

On May 4, 2010, initial results from the 2010 drill program at the Thorne Property along the Gold River Trend included extension of the North Porphyry Zone in the Gold River East area by 120 m to depth (to 520 m) and of the 4800 Zone by 125 m downplunge, as well as reporting multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

BELL CREEK MINE AND VOGEL/SCHUMACHER

The Company’s spending at the Bell Creek Mine and contiguous Vogel and Schumacher properties during the first quarter of 2010 totaled $8.7 million, of which $7.4 million related to the Bell Creek Complex advanced exploration program (including $1.7 million for property, plant and equipment) and $1.3 million to exploration.

In May 2009, the Company commenced an advanced exploration program at the Bell Creek Complex following approval of the Closure Plan and the signing of an Exploration Agreement with four First Nations. The program involves de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a ramp at Bell Creek to connect to the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel. As of May 5, 2010, the Bell Creek shaft and workings from previous mining had been de-watered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. Slashing of the original shaft ramp from the 240 to the 300 level was initiated during March 2010. The main ramp from surface at Bell Creek had advanced a total of 1,400 metres, to a vertical depth of 210 metres as of May 5, 2010, and had accessed mine workings at Bell Creek at the 210 metre level. This main ramp will connect with the 240 shaft ramp by late May providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 Level was completed during the quarter and includes a raisebore program beginning June 1, 2010. Sill development on ore mineralization from below the 300 metre level on the North “A” vein is scheduled to commence in the fourth quarter of 2010.

Recent drilling at Bell Creek was designed to follow up on wide higher grade mineralization recently identified at depth, as well as to continue near surface definition so that an updated resource can be calculated. The latest results were announced in a press release dated January 18, 2010, and included assays from 17 holes and 5 wedge holes for 10,435 metres of drilling. The results include several significant intersections which continue to define a large new gold system at Bell Creek extending downplunge to at least 1,300 metres below surface. Among the results were 8.99 gpt over 7.0 metres, 14.63 gpt over 1.30 metres and 7.71 gpt over 1.0 metres in BC09-53B, and 9.35 gpt over 5.5m, including 19.22 gpt over 2.28 metres, in BC-09-71A. The intersection in BC-09-53B is located 95 metres below previously reported BC-09-53 (12.67 gpt over 14.40 metres) and the intersection in hole BC-09-71A extends the new gold system at Bell Creek to the west by approximately 70 metres from hole BC-08-09.

BC-09-72 intersected 21.43 gpt over 4.90 metres and 15.65 gpt over 1.50 metres, and BC-09-77 intersected 6.13 gpt over 14.70 metres, including 8.04 gpt over 7.10 metres.. These results are in an untested area between 475 metres and 575 metres below surface and are in close proximity to the planned location for the new surface ramp which is being developed at Bell Creek, adding potential for near term ore feed to the Bell Creek mill.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $4.0 million on the Casa Berardi property as at March 31, 2010 (gross of estimated Quebec refundable taxes of $1.4 million), of which $0.5 million was spent during the first quarter of 2010.

Recent drilling at Casa Berardi involved testing exploration targets on both the east and west blocks of the joint venture property. The latest results were announced on February 16, 2010, and included 16 holes totaling 6,893 metres of diamond drilling completed in 2009. Of the 16 holes, 10 holes (3,656 metres) were completed on the east block approximately 6.0 kilometres (“km”) east of the Casa Berardi mining operations and along the east extension of the Casa Berardi fault zone. The remaining 6 holes (3,237 metres) were drilled on the west extension of the Casa

Berardi fault at distances between 600 metres and 1.3 km west of the boundary with the Casa Berardi Mine.

Significant results from the East Block include an intercept of 2.33 gpt over 7.30 metres, including 4.83 gpt over 1.90 metres, in CE-09-12, which tested the east portion of the G Zone at a depth of 280 metres below surface and 45 metres below the previously reported “new discovery” value of 8.58 gpt over 10.40 metres in CW-08-03. Mineralization intersected is contained within an altered zone of deformed mixed lithic wacke and magnetite rich sediment in contact with a 16.30 metre thick banded chert-magnetite Iron Formation unit. This intersection confirms the continuity of the structure in CE-08-03 to depth. CE-09-18 was drilled 400 metres west of CE-09-12 to test an intersection of 6.84 gpt over 3.10 metres in the previously released CE-08-11. This hole returned 3.04 gpt over 6.30 metres, including 5.70 gpt over 2.70 metres, and extends mineralization in this area of the G-Zone to a vertical depth of 290 metres within a strike length of 500 metres.

Results from the West Block of claims included 3.44 gpt over 3.91 metres, including 6.07 gpt over 1.00 metre, from CW-09-23 at a vertical depth of 375 metres below surface. This new intersection is the most significant result from the limited drilling west of the Casa Berardi Mine Claim boundary and highlights the exploration potential for new discoveries along the Casa Berardi Fault trend. The intersection is associated with a 150 metre wide zone of strongly deformed and altered metasediments, including local Iron Formation along the west extension of the Casa Berardi Fault Zone near a major contact between mafic to intermediate volcanic and sedimentary rocks. The host unit contains anomalous gold values over a 23.2 metre drill thickness and is made up of hydrothermally altered and strongly deformed graphitic wacke with 20-40% quartz-ankerite veining, 5-70% pyrite-pyrrhotite and minor arsenopyrite within an overall package of Chert-sulphide Iron Formation. This zone of deformation is essentially untested (nine shallow holes drilling to 100 metres below surface) for a 700 metre strike length east of Hole CW-09-26 and a further 700 metres to the west of this hole, for a total unexplored strike length of 1.4 kms.

A new program of diamond drilling was carried out on the East block property in February and March 2010. The program included 8 holes totaling 2,797 metres of diamond drilling with 2 diamond drills. Drilling was stopped on March 17th due to warm weather conditions. Logging and sampling of the drill core is in progress with 3 holes left to log at the end of March.

TI-PA-HAA-KAA-NING

Lake Shore Gold has a 50% interest in the Ti-pa-haa-kaa-ning project in Northwestern Ontario, with the other 50% owned by Northern Superior Resources Inc. (“Northern Superior”), a related party to the Company by virtue of certain common directors. Northern Superior is the operator of the project.

On March 31, 2010, the Company signed a letter of intent with Northern Superior for the sale of the Company’s 50% ownership interest in the property to Northern Superior for 25,000,000 common shares of Northern Superior (a 19.9% interest) and 12,500,000 common share purchase warrants. The Company will also receive an assignable 2% net smelter returns royalty (“NSR”) on all minerals produced from the property, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000,000. The transaction is subject to approval by the shareholders of Northern Superior. If the transaction is completed, all expenditures on the property after January 1, 2010, will be the responsibility of Northern Superior.

RESULTS OF OPERATIONS

Three months ended March 31,
(in $’000, except per share amounts)	2010	2009
Corporate costs	$2,064	$1,535
General exploration	268	247
Shareholder information	122	77
Travel	104	157
Legal and accounting	125	80
Loss on equity investment	81	—
Write-off of resource properties and deferred exploration	—	170
Depreciation of property, plant and equipment	49	69
Accretion of asset retirement obligations	43	37
Loss before interest and other income and income taxes	$(2,856)	(2,372)
Interest and other income, net	69	132
Recovery of income taxes	504	510
Net loss for the period	$(2,283)	$(1,731)

Net loss per share - basic and diluted	$(0.01)	$0.01

The higher net loss in the first quarter of 2010 resulted primarily from increased corporate costs, mainly related to stock based compensation, lower interest and other income, partially offset by no write off of projects in 2010 ($170 in 2009).

The Company reports stock-based compensation by either expensing the amount on the consolidated statements of loss and deficit (allocating it to (i) corporate costs for corporate employees, or (ii) general exploration for individuals involved in work of a general reconnaissance nature) or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific projects.

The Company capitalized $0.2 million of stock based compensation during the three months ended March 31, 2010 (same period in 2009 - $0.2 million). The allocation on the consolidated statements of loss and deficit for the three months ended March 31, 2010 and 2009, was as follows ($’000):

Three months ended March 31,	2010	2009
Corporate costs	$649	$325
General exploration	7	(9)
Total stock-based compensation	$656	$316

The value of the stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the first quarter of 2010 of $1.99 (same period in 2009 — $0.62) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (same period in 2009 — 69%); risk free interest rate of 2.5% (same period in 2009 — 1.85%); and expected life of 3.5 years (same period in 2009 — 3.5 years).

The increase in the stock-based compensation expense in 2010 compared to the same period in 2009 reflects mostly the increase in the weighted average grant-date fair value.

Corporate costs in the first quarter of 2010 increased by $0.5 million compared to the same period in 2009. Excluding the impact of stock-based compensation expense, corporate costs in the first quarter of 2010 increased by $0.2 million compared to the same period in 2009. The increase is due mainly to costs of integrating West Timmins Mining Inc. operations (acquired late in 2009).

During the three months ended March 31, 2009, the Company wrote off $0.2 million (same period in 2010, $Nil) of its resource properties and deferred exploration, representing the carrying value of certain non core properties.

In the first quarter of 2010, the Company renounced $21.2 million and $4.0 million of eligible expenditures with respect to flow through funds raised respectively by Lake Shore Gold and West Timmins in 2009, which resulted in $5.3 million (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. Of the expenditures renounced, $15.7 million and $1.1 million were spent on Canadian exploration expenditures (“CEE”) as at March 31, 2010, respectively by Lake Shore Gold and West Timmins. The Company and West Timmins have until December 31, 2010, to incur the remaining renounced and not incurred expenditures on eligible CEE.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s except per share amounts):

Fiscal quarter ended	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Interest and other income, net	70	$169	$56	$50
Net income (loss)	$(2,283)	$7,201	$(1,886)	$(1,449)
Net icome (loss) per share* - basic and diluted	$(0.01)	$0.01	$(0.01)	$(0.01)

Fiscal quarter ended	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008

Interest and other income, net	$132	$600	$892	$412
Net income (loss)	$(1,731)	$(2,297)	$(1,078)	$(1,579)
Net income (loss) per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

* Net (loss) income per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (same quarter in 2008 - $0.6 million), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009. The Company’s operating expenses increased from the second quarter of 2008 onward, mainly due to higher corporate and other costs in support of capital programs and growth plans as the Company transitions from an exploration company to a gold producer.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold is not in commercial production and to the end of the third quarter of 2009 did not generate any pre-production revenue. The Company generated pre-production revenue of $4.0 million in the first quarter of 2010 ($10.1 million since beginning of pre-production to March 31, 2010). Financing for the Company has come from raising capital through equity issues. At March 31, 2010, the Company had cash and cash equivalents of $104.1 million. In the first quarter of 2010, the Company received gross proceeds from financing of $7.6 million, from the second tranche of a structured flow through financing arranged at the end of 2009.

Cash used in operating activities during the first quarter of 2010 was $1.4 million (same period in 2009 — cash provided by operating activities was $1.1 million, mainly due to changes in working capital). Changes in non-cash working capital items, recovery of income taxes and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

The decrease in exploration advances and other receivables ($2.8 million at March 31, 2010, compared to $3.8 million at December 31, 2009) is mainly due to sales taxes; decrease in accounts payable and accrued liabilities ($13.6 million at March 31, 2010, compared to $19.4 million at December 31, 2009) is mainly due to the timing of payments.

Cash used in investing activities in the first quarter of 2010 totaled $33.9 million (same period in 2009 — $25.3 million). The Company’s principal investing activity is the acquisition, exploration and advanced exploration of its resource properties. During 2010, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at March 31, 2010) on advanced exploration and field equipment for the Timmins Mine project, refurbishing work on the Bell Creek mill, and on drilling at its various exploration properties and at the Bell Creek mine (for details, refer to the “Property Developments” section of this MD&A). Included in investing activities is $0.2 million (2009 - $0.2 million) for irrevocable letters of credit posted by the Company, related to different activities in the Timmins Mine project.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7.6 million; total gross proceeds from the financing, including $8.0 million (first tranche) received on December 29, 2009, were $15.6 million. The Company has until December 31, 2010 and 2011, to spend the money raised in the flow through financings in the first and second tranches, respectively, on CEE.

The Company believes it has sufficient funds to finance its core operating, development and exploration expenditures. The Company may pursue opportunities to raise additional capital through the debt or equity markets as it progresses with its projects and properties. The credit markets continue to improve and equity markets remain strong, which management believes will enable the Company to source additional financing if required.

OUTSTANDING SHARE CAPITAL

As at May 5, 2010, there were 349,005,310 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
3,922,746	$0.00-$0.99
4,002,548	$1.00-$1.99
874,590	$2.00-$2.99
396,500	$3.00-$3.99
2,524,500	$4.00-$5.00
11,720,884

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date
November 6, 2009	1,608,792	$0.89	July 30, 2010
November 6, 2009	56,794	$0.89	August 5, 2010
November 6, 2009	1,874,999	$1.30	December 4, 2010
March 17, 2010	438,000	$0.86	September 17, 2011
March 17, 2010	75,000	$0.66	September 17, 2011
	4,053,585

RECENT ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at a January 1, 2010, transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company has developed a detailed plan for IFRS convergence comprised of three related phases:

•                             phase 1: review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT;

•                             phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls.

•                             phase 3: implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company is into the second phase of its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS.

The following areas have been identified as having the highest potential impact on the Company’s financial reporting: methodology for impairment testing, future taxes, property, plant and equipment, accounting for stock compensation, disclosure and presentation, and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-down may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company will adopt IAS 36 requirements on transition to IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be material with respect to the resource properties and deferred exploration and future income tax balances.

Share Based Payments - Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation awards issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

IFRS 1, First Time Adoption, allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i. the date of transition to IFRS; and ii. January 1, 2005. Although not expected to be significant, the Company is still in the process of assessing the application of this first time adoption option.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalized and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and to use the cost method on a continuing basis. The Company is in the process of identifying the impact of the noted differences on the property, plant and equipment balance.

IFRS 1: First-Time Adoption of IFRS - IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment, and stock based compensation expense.

The Company has not fully analyzed and concluded on IFRS 1, but has made tentative conclusions on some items. The Company expects not to restate business combinations executed prior to January 1, 2010, and not to restate asset retirement obligations incurred prior to January 1, 2010; the Company also expects to utilize the exemption related to stock based compensation expense (see above under “Share Based Payments”). The Company has not yet determined whether to revalue any of its property, plant and equipment. If any assets are revalued, there will be a related effect on depreciation expense.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures. The Company expects to follow the same accounting policy under IFRS.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company is in the process of identifying any such costs capitalized; costs identified will be recorded in the opening deficit on transition.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment (PP&E) and/or intangible assets. The Company’s initial assessment indicates that our resource property expenditures beyond the exploration and evaluation phase meet the recognition criteria in relation to property, plant and equipment and no material impact on the adoption of IFRS is expected.

Decommissioning Liabilities - Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas under IFRS asset retirement obligations are captured under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on a best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be the fair value using third-party market assumptions. We do not expect that either of these impacts will be material.

The Company will apply the standard prospectively (using IFRS 1 exemption).

Flow through common shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company is also working on implementing changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted initial training sessions targeted to various levels of the organization. Additionally, the Company will also continue to provide training to other key employees and will monitor the impacts on its business processes and information systems, and will develop a broader external communication plan. The Company’s transition plans are on schedule and further updates on the status of key activities for this project will be provided quarterly in 2010 in the Company’s interim Management’s Discussion and Analysis.

RELATED PARTY TRANSACTIONS

In addition to the letter of intent signed with Northern Superior on March 31, 2010 (refer to “Highlights” in this MD&A), the following are related party transactions for the three months ended March 31, 2010 and 2009:

During the three months ended March 31, 2010, the Company charged $Nil (same period in 2009 - a nominal dollar value) to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009.

As agreed on the letter of intent signed with Northern Superior on March 31, 2010, during the three months ended March 31, 2010, Northern Superior will absorb all expenditures on the property for 2010 (same period in 2009 Northern Superior charged the Company a nominal dollar value), assuming the completion of the transaction.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2009.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2009. There were no material changes in the internal controls over financial reporting during the first quarter of 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2010.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forwardlooking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Routine assays have been completed using a standard fire assay with a 30- gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are typically tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins Mine surface; Thunder Creek property; Bell Creek, Schumacher and Vogel properties; and Casa Berardi optioned property are Pat Pope, P.Geo., Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Don Boucher, P.Geo, respectively. Stephen Conquer, P.Geo. is the QP for the Timmins Mine underground drilling project, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Boucher, Pope and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2009, its Annual Information Form for the year ended December 31, 2009, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.